Exhibit 21.1

Subsidiaries

Name	Jurisdiction	Ownership
Bit Digital, AI, Inc.	Delaware	100%
Big Digital Iceland ehf	Iceland	100%
Bit Digital HPC, Inc.	Delaware	100%
Enovum Data Centers Corp.	Quebec, Canada	100%